Exhibit 99.1

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People’s Republic of China, 241003

To: SABBY VOLATILITY WARRANT MASTER FUND LTD. (the “Holder”)

From: U Power Limited (the “Company”)

Date: March 18, 2026

Re: Warrant Exchange and Cancellation Agreement

Dear SABBY VOLATILITY WARRANT MASTER FUND LTD.,

This letter agreement (this “Agreement”) sets forth the terms and conditions under which the Holder agrees to the total cancellation of its existing warrants in exchange for the issuance of ordinary shares of the Company.

1. Cancellation of Warrants Effective immediately upon the execution of this Agreement and delivery of the consideration shares described in Section 2 below, the Holder hereby surrenders and cancels all the outstanding 551,628 ordinary share purchase warrants previously issued by the Company to the Holder (the “Cancelled Warrants”) on July 25, 2025. The Holder acknowledges that the Cancelled Warrants, including all rights thereunder (including, without limitation, the Section 3(b) Reset Rights), shall be null and void and of no further force or effect.

2. Issuance of Consideration Shares In consideration for the cancellation of the Warrants, the Company shall issue to the Holder 3,000,000 Class A ordinary shares, par value $0.0001 per share (the “Consideration Shares”). Notwithstanding anything herein to the contrary, in the event that any delivery of Consideration Shares would otherwise cause the Holder to exceed the beneficial ownership limitations ("Beneficial Ownership Limitation") set forth in Section 2(e) of the Cancelled Warrants (Holder hereby elects 9.99%) with respect to the Consideration Shares, the Company shall only issue such number of Consideration Shares to the Holder that would not cause the Holder to exceed the maximum number of Shares permitted thereunder, as directed by the Holder, with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the remaining Consideration Shares. The parties hereby agree that the Beneficial Ownership Limitation for purposes of the Consideration Shares is 9.99%.

3. Expedited Delivery The Company acknowledges the Holder’s requirement for immediate liquidity. Notwithstanding any standard settlement period, the Company shall cause its transfer agent to deliver the initial 500,000 Consideration Shares to the Holder’s designated brokerage account via DWAC or DRS no later than March 18, 2026, and all future requests to deliver abeyance shares shall be delivered via DWAC within one (1) trading day of such request from Holder.

4. Buy-Out: The parties hereby agree and acknowledge that the issuance of the Consideration Shares is being made solely as a “buy-out” and exchange for the cancellation of existing derivative securities (the Warrants);

5. Exemption from Registration The Company and the Holder agree that the exchange of the Warrants for the Consideration Shares is intended to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. The Company confirms that no commission or other remuneration has been or will be paid or given, directly or indirectly, for soliciting such exchange.

6. Governing Law This Agreement shall be governed by the laws of the State of New York.

Please indicate your acceptance of the foregoing by signing in the space provided below.

Sincerely,

U Power Limited

By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer

AGREED AND ACCEPTED:

SABBY VOLATILITY WARRANT MASTER FUND LTD.

By:	/s/ Robert Grundstein
	Name:	Robert Grundstein
	Title:	COO of Investment Manager